   Exhibit 99.3

Press Conference

“Infosys Press Conference”

July 24, 2022

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)

Corporate Communications

JOURNAISTS

Anisha Jain

ET Now

Reema Tendulkar

CNBC-TV 18

Sajeet Manghat

BloombergQuint

Kushal Gupta

Zee Business

Sumit Mehrotra

CNBC Awaaz

Jochelle Mendonca

ET Prime

Shilpa Phadnis

The Times of India

Chandra Ranganathan

Moneycontrol

Sankalp Phartiyal

Bloomberg

Sethuraman NR

Reuters

Sai Ishwar

The Economic Times

Haripriya Sureban

The Hindu BusinessLine

Vivek Kumar

Informist

B D Narayankar

UNI

Shivani Shinde

Business Standard

Rishi Basu

A very good evening, everyone and thank you for joining us today. My name is Rishi and I would like to welcome all of you to our first quarter results press conference. Before we begin I want to take a moment to mention a few guidelines. Our friends from media, you will be on mute throughout the press conference, kindly unmute yourself as soon as we announce you. We request one question from each media house to accommodate everyone over the next hour. In case you get disconnected, kindly rejoin using the same link. With that, let me invite our Chief Executive Officer Mr. Salil Parekh for his opening remarks. Over to you Salil.

Salil Parekh

Thanks, Rishi. Good evening to everyone joining. Thank you for joining us this Sunday evening.

We had an excellent start to the financial year with 5.5% sequential growth and 21.4% year-on-year growth in constant currency terms.

We continue to gain market share with our Cobalt Cloud capabilities and the differentiated digital value proposition for our clients. Growth continues to be broad-based across business segments, service lines, and geographies. Each of our business segments grew in double-digits with several of them growing at 25% or higher.

The US market grew at 18.4% and Europe grew very strongly at 33.2%. Our Digital revenues were 61% of our total revenues in Q1 and they grew at 37.5%. Within Digital our Cloud work continues to grow faster still.

Our operating margins were at 20%. Our large deals at $1.69 bn in Q1, which comprise of 19 large deals, 50% of these were net new. Our quarterly attrition declined in Q1.

We had a net headcount growth of over 21,000 employees within the company. With our strong growth in Q1 and our current outlook on demand opportunity and pipeline, we increased our revenue growth guidance which was at 13% - 15%, now to 14% - 16% growth for this year.

We keep our margin guidance at 21% - 23%. With the increase in cost environment we will be at the lower end of the margin guidance.

Thank you and now back to you Rishi for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys. With that we have the first question from Anisha Jain from ET Now. Anisha kindly unmute and ask your question.

Anisha Jain

Good evening gentlemen, congratulations on a great set of numbers. Salil, the first question to you, you know the rest of your peers and the entire industry is talking about a lot of headwinds which is actually not visible with the numbers that you have really reported. Do you think that the effect will come with a lag and there will be a bit of slowdown when it comes to the second half of the year and Nilanjan a question to you on the margin, you said you will be at the lower end of the margin. What kind of levers do you see to defend because this quarter the margins are lower than expected at 20.1%. How do you plan to scale it back to the 21% level? Thank you.

Salil Parekh

Thanks for your question, Anisha. I think what we see is the growth that we have, we are gaining market share. At 5.5% for the quarter or 21% for the year, we are significantly ahead – leading the industry in growth, and this is coming primarily from the positioning of our capabilities which are resonating with our clients both on digital and cloud and the overall approach to One Infosys. So we think this is something that differentiates us in the market and that is the reason why we are seeing growth which is higher and leading the industry.

Nilanjan Roy

On the margin question, as you know, we have given margin guidance at the beginning of the year at 21% - 23% and we have ended this quarter at 20%. Coming from Salil’s answer, I think, we are seeing the growth traction in the market and we are clear that we must put everything behind to get this growth. Whether it is in terms of hiring – we have done a record hiring of 21,000 during the quarter. This is higher than any of the top five other peers in this industry. We also had compensation hike from Q1 itself and that has impacted margins by about 160 basis points. Because of the impact of freshers coming in, the utilization has gone down. But these are all investments because we know in the long run we can actually optimize these costs. We do not want to leave the demand on the table and of course we know there is a massive supply crunch and therefore, in a way these are the flip side of the coin. But we are very clear we will get the demand, we will invest behind getting the supply side sorted out and at the same time work on the cost lever.

So, coming to 21% - 23%, we are going to look at the cost much more aggressively, looking at utilization, subcon that we have built up because of this demand – we will look to optimize that over a period. Automation continues to be a big driver for us – every quarter we replace people from various projects into new projects. Looking at the pyramid – the fresher benefit will come into our pyramid. We talked about at the beginning of the year – hiring more than 50,000 freshers. These are all the levers which we have. So we will actually go and get profitable growth. We will invest behind this growth and take out cost inefficiencies as we move along.

Rishi Basu

Thank you. The next question is from Reema Tendulkar from CNBC-TV18. Reema please unmute and ask your question.

Reema Tendulkar

Thank you very much for that. Salil my first question is on deal wins. Deal wins have fallen by 25% on a quarter-on-quarter basis. Can that be read as a reflection of slowing demand, the uncertain economic environment which you refer to because deals wins are seen as a proxy for future growth so can you talk about what is happening on the deal front and the deal pipeline? And Nilanjan can we take Q1 margins at 20%, have they bottomed out and what would be the outlook from here on because there will be some further hiccups on account of wage hike and do you think you will be able to hire more than 50,000 freshers given the supply crunch that you are facing? Thank you.

Salil Parekh

Thanks for the question. On the deal wins we see there are large deals which are always volatile - some quarters high, some quarters low - because these are deals which are typically over $50 mn in size for us and we have had a good number in terms of 19. What we see today is the pipeline for deals, large deals are larger than what we had in the last three and six months so the demand outlook is good. Of course, the environment as we have referenced in our press note is different. There is a talk of recession. There is an increase in the interest rate and there are some pockets where we see this, for example in the mortgage business, in our financial services area, there are pockets where we see some of this impact coming in, but the view for us today given what we see in our pipeline is the overall pipeline is strong at this stage, but of course, we are watching out for what can happen as the environment evolves and changes.

Nilanjan Roy

Yes, coming back to our margin question. Of course, we are going to be at the bottom end of our 21% to 23% and we are at 20%. We will expect margin expansion from here on, and putting fresher at the pyramid is one way of doing it, and in fact when we put in 85,000 freshers last year that is the thought we had. We will take a hit in utilization but we know over a period of time we can actually improve the utilization as more and freshers go into the system. We cannot suddenly put them in all projects but that is an investment we are doing and absolutely open-minded making into the pyramid itself at the beginning. So that is a source of improvement of our cost structure going forward and like the other levers I have mentioned about in terms of mix, in terms of pricing. We are also looking at how we continue to push the pricing question with our client, whether it is in terms of looking at a discount reduction, whether it is on renewals, whether it is in terms of COLA increases, so that discussion is on. Of course, there is no quick win coming immediately from that, but that is an ongoing discussion which we are having with our clients.

Rishi Basu

Thank you. The next question is from Sajeet Manghat from BloombergQuint. Sajeet please unmute and ask your question.

Sajeet Manghat

Good evening gentlemen. My first question is for Salil. Salil you spoke about increasing your guidance range to 14% to 16% but at the same time, your TCV wins have been much lower in this quarter. Is there a reason for that and the second part is that you are talking about recession talks which may impact BFSI going forward. Given these scenarios in place do you think this is a conservative 14% to 16% guidance that you have given? What are the other headwinds that we see going forward? And for Nilanjan 20% margin you hit this quarter but you are saying that you will be maintaining 21% to 23% and remaining at the bottom end of that range. How confident are you to maintain that kind of margin and what is the kind of outlook that you have for hiring this year?

Salil Parekh

Thanks, Sajeet. I think the view we have today is we see that our Q1 was very strong with 5.5% growth sequential - all of this is essentially organic growth. We see good volume in what we are seeing in terms of the pipeline. For us, large deals are always volatile in some quarters up and some quarters down, but the overall pipeline for our large deals remains strong. So at this stage looking at where we see the demand we increased our growth guidance for the full year. Yes, there are pockets as I referenced before where we see of course the impact coming in some areas, but we are not seeing it across the board. Each of our sectors has grown well, many of them 20% to 25%. Geographies have done well. We have had very strong growth in Europe, strong growth in the US, and strong growth in the rest of the world. So we feel, at this stage, that gives us the comfort to increase our growth guidance.

Nilanjan Roy

I have been repeating on the margins – we are at 20%, we have taken a hit of 1.6% from wage hike, we have taken a hit of 40 basis points on utilization this quarter, we have taken 30 basis points hit on subcon as well. So these are three big hits we have taken. Now going forward, we have a marginal wage hike coming in Q2 for medium to senior people, but then all our cost optimizations, the fresher kicking in, the utilization kicking in, pricing, automation, I think those will all start kicking as we go ahead. So guidance of 21% to 23% and being at the bottom end of that - we are quite confident.

Rishi Basu

Thank you. The next question is from Kushal Gupta from Zee Business. Kushal please unmute and ask your question.

Kushal Gupta

Good evening gentlemen, so Salil I would ask about the demand outlook first to you because in the US and particularly Europe if we see, there are things like inflation and other concerns, particularly on the growth factor, there are peers they going into recession so probably maybe the demand outlook might be slowing down there going ahead, so are we looking at other geographies to grow and keep our pipelines healthy. And secondly on the localization front as to how are we moving ahead with localization in Australia and other geographies as well.

Salil Parekh

On the other geographies, I think we have within our pipeline a good demand outlook on large deals within the US market, within the European market. We have seen really strong growth this quarter in Europe. Yes, we are looking at other geographies. We have had historically a very good business in Australia which also has today a good pipeline. We continue to expand with strategic partnerships in Japan and in Singapore. So those are markets that we are looking at and those have been some of the markets that have been part of our strategic plan as we have gone through this. Even within Europe, we did an acquisition a few days ago that we announced which was a company focused on Life Sciences in Denmark. So we are looking more and more at Denmark and countries in the Scandinavian Region which are giving us good growth and also good opportunity. So those things will continue across the different geographies we talked about.

In terms of localization that is something that has been an ongoing program that we have driven. A lot of it has been driven as you referenced in many of the western geographies - in the US, in Europe is also something that is moving along well in the Australian geography.

Rishi Basu

Thank you. The next question is from Sumit Mehrotra from CNBC Awaaz. Sumit please unmute and ask your question.

Sumit Mehrotra

Good evening gentlemen. My first question would be for Salil. Salil top five client contribution has increased substantially on a Q-on-Q basis despite we have seen a low client addition so how do we read this first of all. And for Nilanjan, Nilanjan we have raised revenue guidance for FY2023 to 14% to 16% but margin guidance remains unchanged and it was lower 100 basis points last quarter so can we say margin is stabilized or we see some more cost escalation going forward? Thank you.

Salil Parekh

Thanks Sumit. I think on the first point in terms of the top five, we are seeing really strong traction with our large clients, where we are expanding - working on big digital and cloud transformation programs. So that gives us that sort of an impact across those five at this stage. On the margin let me pass it on to Nilanjan.

Nilanjan Roy

I think, from an overall supply environment you are all seeing the number in the industry in terms of attrition. Of course, we have seen moderation over the last three quarters. In Q3 it was stabilizing. In Q4 it actually came down by about 5%. This quarter usually is seasonally very high attrition, but despite that we have actually seen a 1% drop. One thing, as we are putting in more freshers, the industry puts in more freshers, we will see that benefit flowing through as well. But the reality today is attrition is higher than what we would like but then we have to go and invest behind the talent. We are paying some stretch salaries in case where we are going outside. We are paying a compensation hike after last June - so in 9 months we have done our next compensation hike - earlier than some of the peers but we are ready to invest. Because this growth is strong as Salil has mentioned - at 5.5% QoQ and 21.4% YoY - it is industry-leading growth. We want to continue to invest there and going forward we will have these cost optimization levers to continuously deploy.

Rishi Basu

Thank you. The next question is from Jochelle Mendonca from ET Prime. Jochelle joins us on audio. Jochelle kindly unmute and ask your question.

Jochelle Mendonca

Good evening gentlemen, congratulation on spectacular results. I have two questions. Mr. Parekh first on demand, you said that the pipeline is better than it has been in the past three and six months. Could you give me some colour on what will be driving the improved pipeline are there particular verticals or business units that are showing greater resilience? And Mr. Roy the second question is on pricing. You said you are having these conversations with clients in the past when the rupee has depreciated significantly clients have asked for some of those gains to be paid back to them. How is the rupee depreciation factoring into the pricing conversation you may be having?

Salil Parekh

Hi Jochelle, thanks for your questions. On the pipeline what we see are really two types of big programs in the large deal pipeline. One is when clients have embarked or are embarking on the digital or cloud transformation journey. So there for example there are clients which are working on their supply chains, there are clients that are working on customer connect, there are clients that are working on optimizing their financial processes and these are very strong programs that clients have launched. These give them tremendous impact in their end market or efficiency in their business so these are critical programs. Then there are cloud transformation programs where clients are seeing benefits from leveraging our Cobalt capabilities on a private Cloud set up. They are seeing some benefit with a public Cloud transformation across their whole infrastructure and these need a lot of work and they are driving some of the large deals. And then there is a set of deals which are focused on costs and making sure that the efficiencies that the clients are looking for are coming through. So we have strength in automation, we have strength in what we call applied AI/Artificial Intelligence. These are things that we use to make sure that we can optimize the technology landscape for our clients and that gives them a cost-benefit. So both of those are things that we are seeing in the pipeline and given the environment there are drives for growth and there are drives for costs which are giving us the benefit. There are nuances across the different segments. We still see some strengths which are visible, for example in our CMT segment, we see strengths in our manufacturing segment, financial services segment, overall is solid with some pockets that I mentioned earlier for example in mortgage where we see some areas of weakness. So the overall picture that we see are both sorts of deals are in the pipeline on the growth side and the cost side.

Nilanjan Roy

On your question on the rupee depreciation, I think in a normal period, you would be having these conversations like you said, but these are highly abnormal times. We have seen wage inflation across the world. The consequent impact on attrition as well and clients are very well aware of that because they are seeing that in their own domains and their own set of people. So in that sense we are seeing much less when people asking for discounts etc. They are aware of that impact, so we are pushing back as much on that and we have seen a much lesser impact on that. And in fact, more conversation on how we start getting COLA increases against accounts when the accounts come in for renewals, can we get a price hike on our digital rate cards etc. So those are kind of conservations are happening. We have not heard anything more about the rupee and the dollar really.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from The Times of India. Shilpa please unmute and ask your question.

Shilpa Phadnis

Good evening gentlemen. Infosys has many contracts on a long-term basis, especially on fixed price that could throw surprises given the inflation-related and wage-related increases so with cross currency headwinds do you think there is scope at all to have a higher realization on these contracts especially given the uncertainties? My second question is on revenue productivity, it has come down sequentially by $1200. Also, what you spoke about the growth and market share gains that are coming at the cost of margins?

Nilanjan Roy

I think we mentioned that we are ready to invest behind this growth because we know we have the optimization levers. For instance, our subcon which used to trend a year and a half, two years back at 6.5%, are closer to 11.3% now - that is a lever. We know we will get our freshers and we will get our lateral recruitments in, attrition will come down and we will be able to replace this. But at this moment in a way we are on a treadmill and therefore this whole subcon increase is easily one lever which we have available. Utilization - deliberately we brought it down because we want freshers to be hired, we want them to go through training in Mysore for four months, then we put them on the bench and over a period of time they start getting deployed and these are therefore investments because you just cannot get freshers and overnight start changing the overall pyramid. That is an investment we are ready to make really.

Coming back to your fixed price issue, absolutely - so when we model our contracts over a longer period of time we build in wage inflation, we build on what are the automations we can do there, the onsite-offshore mix that is the lever, the extra work which we can also get from many of these clients - because once you are sitting front and center in a large deal we pretty much have a ring side view of what is happening inside the clients, and many of our add on deals which we get from the clients because of we have done the large deals are at significantly higher margin. So, there are lots of other tools which we have to see the overall margin profile - both on the deal and around the deal as well.

Rishi Basu

Thank you. The next question is from Chandra Ranganathan from Moneycontrol. Chandra, kindly unmute and ask your question.

Chandra Ranganathan

Thanks. Salil just wanted to know the kind of project that you are seeing that has given you the confidence to kind of increase the revenue guidance annually because there are lot of analysts believe that in the current market clients will look at cost-saving projects, it will not be discretionary, transformational spend that is happening so anything different that you are seeing that kind of giving you the confidence? Also attrition, you say it’s moderating but it is still inched up quarter-on-quarter so will this kind of be the upper end for you, and will it now start coming down? And Nilanjan, I did not get the thing on hiring guidance so are you sticking to 50,000 or are you increasing it on the back of your higher revenue guidance for this year since you have already added 21,000 in this quarter?

Salil Parekh

Thanks for the question, Chandra. I think in terms of the demand and the type of projects or programs on large deals there are two types where there is one which is driven more towards the growth areas on digital and on cloud and there is a lot of work on Cloud transformation that is in our pipeline. And then there is another as you pointed which is focused more on cost and efficiency and there we are driving from what we have in terms of our leading automation capabilities, what we are doing in Artificial Intelligence to help optimize the client technology landscape. So we have both of those within our mix and as we looked at even in the previous months, we have made sure that our focus remains on both types of programs and frankly we feel in terms of automation, we have a tremendous capability that we think will be of great use to clients in any environment as we look at making efficiencies within the tech landscape. On attrition, what we have stated, our quarterly attrition has come down and we have seen moderation last quarter we have seen moderation this quarter. As we look out for some of the benefits of the initiatives we put in place that are coming through, that is the approach with respect to attrition.

Nilanjan Roy

Your question on freshers so as we plan the talent model for the year it is a combination of freshers, it is a combination of attrition, it is a combination of lateral hiring and of course subcons. So when we put all this together, at the moment we are seeing about 50,000 it may go up, and the beauty I think of COVID is for the industry is, now we have been able to get freshers on demand because earlier the entire industry actually used to lock themselves up with the fresher entirely in the campus which we do in the January cycle. Now we have a combination of this lock in during the January campus hiring cycle and throughout the year we have a program which is off campus running. So that is a big benefit we had over the last two years to get a much more flexi-oriented talent model for freshers.

Rishi Basu

Thank you. The next question is from Sankalp Phartiyal from Bloomberg. Sankalp please unmute and ask your question.

Sankalp Phartiyal

Good evening Salil and Nilanjan. I wanted to ask you on the macro level, we saw commentary from TCS earlier and they were very confident about robustness like yourself, just wanted to ask you when you talk with clients is there any colour or signs that there are news in terms of the macroeconomics worries that almost a number of economists point out in terms of greater economic slowdown and cooling off and get spending because your commentary obviously is part of that collection, but if that happens how do you plan to reset and optimize in resources, that’s one.

Salil Parekh

Thanks, Sankalp I think the second question you broke off. On the first, the question was a macro question, if I got it right? Here, I think the way we look at this as I shared earlier, there are pockets where we see some changes. For example, I gave the example of mortgages in Financial Services. There are areas like that but the prevalent view across our pipeline today is we have a good pipeline overall. Now looking ahead, we do not have a view on what is likely to happen let us say 12 months out or 18 months out. Our focus remains really on what we are seeing in our pipeline today and making sure as we have finished one quarter of this financial year that we work our way through this financial year always being aware of the environment, what is going on, well at the same time when clients are looking for changes, whether their growth driven initiatives on Digital or Cloud or cost driven initiatives focused on automation or other areas that we provide them with the capabilities and the services that can help them. So yes we are aware and obviously cognizant of what the macro environment is, but that is not what is driving everything in terms of our day-to-day. We see the pipeline, we see what our clients are looking for and we are making sure we are agile as things evolve that we can also adapt. The second part we missed out. There was something about hiring. We did not get the full question.

Rishi Basu

Sankalp, we will try to come back to you, otherwise, we will address this offline.

The next question is from Sethuraman from Reuters News. Sethuraman joins us on audio.

Sethuraman

Good evening gentlemen. Thanks for your time. Sir I just wanted to hear back on the gross client additions that were kind of low on QoQ as well as year-on-year and the TCV also saw a bit of softness so is this starting of the soft period is it like because I see that like you said your large client traction remains very good, so I just wanted to know like whether you are seeing softness in terms of smaller deals are concerned like adding new clients because of the macro environment?

Salil Parekh

Today, for us the way we are seeing the demand and the strength of Q1 in terms of our overall growth and the volume growth that gives us the confidence to increase our revenue guidance as we have done. In terms of what we see with clients, in terms of the additions, large deals in our experience are volatile, some quarters they are high, some quarters they are low but the pipeline for it today looks in good shape and that is what giving us the view in terms of increasing our guidance.

Rishi Basu

Thank you. The next question is from Sai Ishwar from The Economic Times. Sai also joins us on audio. Sai, please unmute and ask your question.

Sai Ishwar

Hi gentlemen, Salil one question for you would be you spoke about attrition, you are billing the arrest attrition to two special initiatives, could you tell us like how or what are these initiatives and also on an LTM basis it has climbed up so once the annual cycle has high cycle finished, so do you see that inching up on an LTM basis continuing and also profit has fallen on Q-o-Q basis so could you tell us what is the reason there and also one question for you Nilanjan is, you said on an overall basis the rupee depreciation won’t result in any impact but in the near term do you see any benefits because the rupee has depreciated from 76 to 80 so at least in the near term do you see any impact? Thank you.

Salil Parekh

Let me start off. Thanks for your questions, Sai. On the attrition, in the previous quarters, we have shared some of the focus that the team and we have put on what we really want to do in improving the engagement with employees. There are areas which are focused on increased opportunities, there are areas which are focused on increased rewards, there are areas which are focused on making sure that there is more stability and predictability in the way career progression is managed for our employees, and there are areas where we are making sure that all of the training capabilities and facilities are available to develop individuals all through their careers. We have seen much more engagement from employees, there is tremendous flexibility that we have vis-à-vis how we have employees working in the hybrid model. All of these are initiatives that have been launched over the past several quarters and over some years, which we see starting to give us benefit, and that is where we have seen on a quarterly basis reduction in the attrition in the first quarter.

Nilanjan Roy

Your first question basically was on the profit decline and that is directly linked to the operating margin. We have talked about the decline in operating margin and the reasons. The wage hike was the biggest, it was 1.6%. This was both onsite and offshore and these have been higher than what we have done in the past. Our compensation hikes in the western economies was even higher what we have done normally. Even in India it was high single-digit with top performers getting double digit and like I said, this is an investment we are willing to make. So that is the fundamental decline in margin and that flows straight into net profit decline. The second question was dollar rupee - of course, there will be some benefits going forward but like you have seen in this quarter, there is also cross currency headwinds because the depreciation of the Euro, the GBP, the Aussie dollar and the Canadian dollar. So in fact, half of our rupee dollar benefit, this quarter was eroded by the cross currency headwinds so we actually only got a 30 BPS benefit on our margins because of currency. So, we should see some benefits of that but just to make sure that we are modeling in the cross-currency as well.

Rishi Basu

Thank you. The next question is from Haripriya Sureban from The Hindu BusinessLine. Haripriya joins us on audio. Haripriya please unmute and ask your question.

Haripriya Sureban

Good evening gentlemen. Much has been talked about numbers. I would like to get an update on the kind of traction and the deals that Infosys Metaverse Foundry is getting. Also in what kind of sectors are you seeing the reception? Also do you think this offering would give you increased gross margin in comparison with your other traditional offerings? Thank you.

Salil Parekh

Thanks for your question, Haripriya. I think the Metaverse Foundry is an excellent example of where we have the leading capability in the market. We are one of the first if not the first company to launch this. We have real examples of where this can create a positive impact with clients. We already are doing some work on a very few select client situations so this is starting to be a truly leading capability for us in the market. Having said that, it is something that we put in a view that we talked about when we launched our strategy in things that will develop over time. It is not something that is going to give us the benefit right here in this quarter in terms of large scale but we see tremendous interest and really good traction in what we are putting together in the Metaverse Foundry.

Rishi Basu

Thank you. The next question is from Vivek Kumar from Informist. Vivek joins us on audio. Vivek please unmute and ask your question.

Vivek Kumar

Hi good evening. My question is on supply-side challenges. Infosys gave double-digit salary hikes to employees on an average last year so given that attrition right now is at elevated levels itself and we are not sure when it might move back to normal levels far away from that so do we expect similar salary hikes this year also or could it be even higher than last year?

Nilanjan Roy

We have done a lot during last year in June, and we have actually accelerated in nine months we have had the April cycle, and at the same time we are seeing the moderation of the attrition. We have also rolled out a more predictable talent program for our employees and the same time we are getting freshers. So all this should help us going ahead in the future.

Rishi Basu

Thank you. The next question is from BD Narayankar from UNI. BD Narayankar joins us on audio. Please unmute and ask your question.

BD Narayankar

I am sure, my questions will not please you all but I cannot stop myself from asking them. Firstly why this press conference is being held on a Sunday? Secondly, why this show-off event, on the issue of a non-compete clause, why have you not honored the summons of the elected government. Thirdly, I think Nilanjan can talk about it. Is the salary hike of Mr. Salil is it in line with Narayana Murthy’s philosophy. He had once said, It is inappropriate to increase the salaries of top executives when lower levels do not get them? These are my three questions.

Salil Parekh

Thank you for your questions. The second one I did not get. It cut off. The first one was why we doing it on Sunday? The way we had our board meeting which wrapped up just earlier today and given that this was information we were sharing right away in terms of our press note we thought it was appropriate to make sure we answer questions from anyone from the press that had a question for us with respect to the result so that is why we had it pretty much as soon as our board meeting concluded. I am sorry I did not catch the second one and third one relates to me so I will request Nilanjan to address.

Nilanjan Roy

On the third one, like I said the board decides very extensively on benchmarking. In fact, we have given out a three-page statement on the reason for the increase in compensation and I think more importantly the overwhelming support of all shareholders across the world - from promoters, everybody I think about close to 98%. This in my view would probably be the highest sort of reaffirmation of the compensation for Salil which have been completely globally benchmarked as well. So I would encourage you to read the statement of as part of the annual results and the transparency we have given on all the metrics around which the reward will be given.

Rishi Basu

The second question was on non-compete and why we have not attended the summons.

Salil Parekh

On the non-compete, our HR leadership, the leadership from the company are working very closely with the respective authorities both locally and centrally. Our teams are making sure that the specific position that the company has which is essentially related to making sure that if and when an employee leaves, the client confidentiality of the work that is of utmost importance is observed. We have no constraints within anything within the company which precludes anyone from choosing what they want to do and we have had extensive discussions and meetings with the appropriate authorities.

Rishi Basu

Thank you. The next question is from Shivani Shinde from Business Standard and Shivani has sent her questions on text. Salil, Nilanjan I am going to read it out. For Salil, there are a couple of questions. With guidance of 14% to 16%, can you break the growth that you have seen in terms of deal nature and pricing scenario, attrition continues to go up, will the hiring target be the same i.e., 50,000? The second is it looks like you and your peers have missed on margin performance which kind of means that the supply issue is still out of control. How is Infosys seeing the attrition going ahead? For Nilanjan, what is the headroom for margin improvement and the impact of cross currency this quarter?

Salil Parekh

Thanks Shivani for your questions. On the first one I did not understand it the question was about.

Rishi Basu

Guidance 14% to 16% breaking down the growth that you see in terms of the deal nature and pricing scenario?

Salil Parekh

The guidance that we see today we have had very strong growth in Q1 at 5.5%, we see good volume growth, and the way we see Q2 and the outlook on the quarters is a good pipeline for our large deals plus we see good volume today in what we are seeing in the terms of activity in Q2. So based on that we created the view in terms of the increase in our guidance. In terms of pricing we see today stability in the pricing, so there was no unusual positive or negative that we have seen in Q1 numbers vis-à-vis pricing.

Nilanjan Roy

I think I like somebody else or colleague of yours asked that in terms of 50,000 so last year we have demonstrated a capacity to hire has been closer to 85,000 so we have the capacity to hire but as I mentioned we do the entire talent model with a combination of freshers, looking at attrition, looking at laterals and subcons and on the basis of that we still have the 50,000 mark but we can always increase that because we have the off-campus hiring program which we can turn on.

Rishi Basu

Thank you. With that, we come to the end of this Q&A session. We thank our friends from the media for joining us today. Thank you Salil and thank you Nilanjan for being here. Before we conclude, please note that the archive webcast of this press conference will be available on our YouTube Channel and on the Infosys website later today.

Thank you once again for joining us and have a great evening.